
April 16, 2014

Via E-Mail
Walter G. Borst
Chief Financial Officer
Navistar International Corporation
2701 Navistar Drive
Lisle, Illinois 60532

> **Re:**   **Navistar International Corporation**
> **Form 10-K for the Year Ended October 31, 2013**
> **Filed December 20, 2013**
> **Form 8-K filed December 20, 2013**
> **File No. 001-09618**

Dear Mr. Borst:

We have reviewed your response letter dated March 18, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2013

Management's Discussion and Analysis of Results of Operations and Financial Condition

Consolidated Statement of Cash Flows, page 71

1. We note from your response to our prior comment 3 that 86% of the proceeds from sales or maturities of marketable securities related to sales of marketable securities and only about 14% related to maturities of marketable securities. We also note that you do not believe separate presentation would provide additionally meaningful information to the users of your financial statements. However, in light of the fact that the majority of the amount is related to sales, rather than maturities, we think that this fact should be

disclosed either on the face of the statement of cash flows or in the notes to the financial statements.   Please revise accordingly.

You may contact Claire Erlanger at (202) 551-3301or Linda Cvrkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at (202) 551-3680 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief